Exhibit 1A-6C

Bill of Sale

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Harbor Therapeutics, Inc., a Delaware corporation ("Seller"), does hereby grant, bargain, transfer, sell, assign, convey and deliver to Reserva, LLC ("Buyer"), all of its right, title and interest in and to the Seller Materials, as such term is defined in the Asset Purchase Agreement, dated as of December ___, 2014 (the "Purchase Agreement"), by and between Seller, Harbor Diversified, Inc., a Delaware corporation, and Buyer, to have and to hold the same unto Buyer, its successors and assigns, forever.

Buyer acknowledges that Seller makes no representation or warranty with respect to the assets being conveyed hereby except as specifically set forth in the Purchase Agreement.

IN WITNESS WHEREOF, Seller has duly executed this Bill of Sale as of December ___, 2014.

HARBOR THERAPEUTICS, INC.

By:___________________________ Name: Salvatore Zizza Title: Chairman